U.S. SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 14F-1

Under the Securities Exchange Act of 1934

ASIA LINK, INC.
(Exact name of registrant as specified in its corporate charter)

000-52249
(Commission File Number)

Colorado
(State of Incorporation)

00-0000000
(I.R.S. Employer Identification No.)

444 Broadway 4th Floor, New York, New York
10013
 (Address of principal executive offices)

(212) 965-9166
(Registrant's telephone number, including area code)


ASIA LINK, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1
THEREUNDER


GENERAL

    This Information Statement is being delivered on or about February 10, 2007 to the holders of shares of common stock, par value $0.001 (the "Common
Stock") of ASIA LINK, INC., a Colorado corporation
(the "Company").  You are receiving this Information
Statement in connection with the appointment of new members to the Company's Board of Directors
(the "Board").

    On February 6, 2007, Norman Reed, the majority shareholder of the Company entered into a Stock
Purchase Agreement (the "Agreement") with
ComedyNet TV, Inc, which results in a restructuring of the Company's management, Board, and ownership.

    Pursuant to the terms of the Agreement, on February 6, 2007, Norman Reed will sell 5,000,000 shares of the Company, representing at that time
100% of the outstanding Common Stock, to ComedyNet TV, Inc. As consideration for the purchase of the shares, ComedyNet TV, Inc. will pay the sum of $25,000.

    On February 10, 2007, in accordance with the Agreement, Norman Reed will resign as the sole director and officer and appoint Mark Graff and Richard Kirby to the Board of Directors of the Company. Mr. Graff and Mr. Kirby will not take office until ten (10) days after this Information
Statement is mailed or delivered to all Company stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange
Act") and Rule 14f-1 thereunder.


YOU ARE URGED TO READ THIS
INFORMATION STATEMENT CAREFULLY.
YOU ARE NOT, HOWEVER, REQUIRED TO
TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL
HOLDERS THEREOF

Voting Securities of the Company

    On February 6, 2007 there were 5,000,000 shares of common stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth, as of February 6, 2007, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

Title of
Class
Name and
Address
of
Beneficial
Owner (1)
Amount
and
 Nature of
 Beneficial

Ownership
Percent
of
 Class
(2)
Common
Stock
Norman
Reed
3755
Avocado
Blvd.,
Suite 229
La Mesa,
CA 92041
5,000,000
100%
Common
Stock
All
Officers
and
Directors
as a Group
(1 person)
5,000,000
100%
_____________

(1)	Beneficial ownership has been determined
in accordance with Rule 13d-3 under the
Exchange Act and unless otherwise
indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days.
Accordingly, the numbers assume a closing has occurred.

(2)	Based upon 5,000,000 shares issued and
outstanding.

Changes in Control

    On February 10, 2007, ComedyNet TV, Inc. will acquire 5,000,000 shares from Norman Reed in a private transaction. ComedyNet TV, Inc. will become the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction,
Norman Reed resigned as an officer and director and appointed Mark Graff and Richard Kirby to the Board and which appointment is effective ten (10) days after mailing of this Information Statement
Mark Graff also was appointed as Chief Executive
Officer and President, Richard Kirby was appointed
Chief Operations Officer and Secretary of the
Company.

    Prior to the sale, the Company had 5,000,000 shares of Common Stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

    The Company is not aware of any legal
proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers

    The following table sets forth the names and
ages of the incoming director and executive officer of
the Company, the principal offices and positions with
the Company held by each person.  Such person will
become a director or executive officer of the
Company effective 10 days after the mailing of this
Information Statement.   The executive officers of the
Company are elected annually by the Board. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.

Name
Position
Mark Graff
Chief Executive Officer,
President, and Director
Richard Kirby
Chief Operations Officer,
Secretary, and Director

    On February 10, 2007, Mark Graff was elected and appointed Chief Executive Officer and President of Asia Link, Inc.

	Mark Graff - Founder, Chief Executive
Officer over 30 years experience as a media entrepreneur, cable and broadcasting executive and producer. Mr. Graff also created Graff Pay Per View
(OTC: GPPV), acquired a variety of Pay-per-View companies and eventually sold the business to Playboy for over $100 million dollars.
CEO and President of American Interactive Media
(OTCBB: AIME) - creating the first video streaming networks designed for Internet and digital cable distribution.
Founder & Partner of TransDigital Media a privately held PPV & VOD content company.
Produced and distributed entertainment programming in the event, music and theater areas for premium cable services, including Showtime, HBO and Broadcast Syndication.

	On February 10, 2007, Richard Kirby was
elected and appointed Chief Operations Officer and Secretary of Asia Link, Inc.

	Rich Kirby - Chief Operating Officer
24-year veteran of television operations and technology.
Executive Vice-President and Chief Technology
Officer of Directrix, Inc., a provider of video post-production, encoding, broadband distribution and network origination services to the cable television and Internet content industries. Directrix's clients included Comedy Central, Microsoft, Playboy, and
Cablevision. Chief Technology Officer of Spice
Entertainment Vice-President of Operations for
Request Television, the nation's first satellite-delivered pay-per-view network, and managed on-air operations for Showtime/The Movie Channel.

Certain Relationships and Related Transactions

    Not applicable

Compliance with Section 16(a) of the Securities
Exchange Act of 1934

    Section 16(a) of the Securities Exchange Act of
1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section
16(a) forms they file.
    To the Company's knowledge, none of the
officers, directors or shareholders of the Company was delinquent in any necessary filings under Section
16(a).

COMPENSATION OF DIRECTORS AND
EXECUTIVE OFFICERS

Executive Officers and Directors

    The Company currently does not currently pay any cash salaries to any officers or directors.

Summary Compensation Table

    The Summary Compensation Table shows
certain compensation information for services rendered in all capacities for the fiscal year ended
June 30, 2006. Other than as set forth herein, no executive officer's salary and bonus exceeded
$100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.


SUMMARY COMPENSATION TABLE

Annual Paid Compensation                        Long Term
Compensation
-------------------------                      ------------
------------
           Awards
Payouts


OTHER         RESTRICTED    SECURITIES              ALL

ANNUAL         STOCK        UNDERLYING     LTIP     OTHER
                               SALARY             BONUS
COMPENSATION     AWARDS        OPTIONS     PAYOUTS
COMPENSATION
                    YEAR         ($)               ($)
($)             ($)         SARS (#)      ($)        ($)
NAME AND
PRINCIPAL
POSITION
-----------------------------------------------------------
-----------------------------------------------------------
------

NONE



                                      OPTION/SAR
GRANTS IN LAST FISCAL YEAR

(INDIVIDUAL GRANTS)


                              NUMBER OF SECURITIES
PERCENT OF TOTAL
                                 UNDERLYING
OPTIONS/SAR'S GRANTED
                               OPTIONS/SAR'S           TO
EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE
NAME                             GRANTED (#)
YEAR                    ($/SH)                  EXPIRATION
DATE
-----------------------------------------------------------
-----------------------------------------------------------
---
NONE


                                        AGGREGATED
OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                                  AND FY-
END OPTION/SAR VALUES



Value of Unexercised In

Number of Unexercised      The-Money Option/SARs
                         Shares Acquired
Securities Underlying       At FY-End ($)
                              On                  Value
Options/SARs At Fy-End (#) Exercisable/Unexercisable
Name                        Exercise (#)          Realized
($)      Exercisable/Unexercisable
-----------------------------------------------------------
-----------------------------------------------------------
--
NONE

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information
Statement to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  February 10, 2007
	ASIA LINK, INC.



	By: ___________________________

	ComedyNet TV, Inc.

	President:  Mark Graff